SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                   to

Commission file number 001-33994

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA  30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedules
As of December 31, 2011 and 2010
and for the Years Ended December 31, 2011 and 2010

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of (1) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and (2) Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Atlanta, Georgia
June 27, 2012

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010

Assets
Cash and cash equivalents Investments, at fair value	$34,370	$6,000
Common/collective trust	23,011,423	19,687,068
Mutual funds	57,687,831	57,509,675
Interface, Inc. stock fund	7,785,900	11,659,091
TradeLink Investments – self-directed brokerage	343,930	372,940

Total Investments	88,829,084	89,228,774

Receivables
Participant contributions	138,054	126,639
Notes receivable from participants	3,420,666	3,228,188
Employer contributions	54,214	47,526

Total Receivables	3,612,934	3,402,353

Net assets available for benefits at fair value	92,476,388	92,637,127

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(802,516)	(711,573)

Net assets available for benefits	$91,673,872	$91,925,554

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2011	2010

Additions to (deductions from) net assets available for benefits attributed to:

Investment (loss) income:
Interest and dividend income from mutual funds	$1,000,926	$763,383
Interest income from common collective trust	639,140	690,351
Dividend income from Interface, Inc. stock fund	53,011	34,844
Net (depreciation) appreciation in fair value of Interface, Inc. stock fund	(2,234,800)	6,244,746
Net (depreciation) appreciation in fair value of mutual funds	(2,228,308)	6,598,798

Net investment (loss) income	(2,770,031)	14,332,122

Interest income from notes receivable from participants Contributions:	143,461	157,886
Participant	6,381,865	5,314,730
Employer	2,463,720	1,913,609
Participant rollovers	174,475	211,177

Total contributions	9,020,060	7,439,516

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	6,621,456	6,755,254
Administrative expenses	23,716	20,908

Total deductions	6,645,172	6,776,162

Net (decrease) increase in net assets available for benefits	(251,682)	15,153,362

Net assets available for benefits, beginning of year	91,925,554	76,772,192

Net assets available for benefits, end of year	$91,673,872	$91,925,554

See accompanying notes to financial statements.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the “Company”) who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”) as amended.

b.
Contributions – Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan, all newly eligible participants are automatically enrolled in the Plan at a three percent contribution rate. Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $16,500 for each of 2011 and 2010.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,500 for each of 2011 and 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, a Company common stock fund, twenty-eight mutual funds and a self-directed brokerage account as investment options for participants.  The Company contributes 50 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2011 and 2010. Contributions are subject to certain limitations.

c.
Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions, and (ii) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
e.
Notes receivable from participants – Notes receivable from participants represents loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum loan amount is also reduced by the balance of any self-directed brokerage accounts.  Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

A deemed distribution results when a participant, who is classified as an active employee, has defaulted on a loan. Loan defaults occur when a participant, who is no longer an active employee, defaulted on a loan or received an actual distribution that was offset by the loan amount.

f.
Payment of Benefits - Upon termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2011, Plan forfeitures totaling $133,829 were used to reduce employer contributions. Unallocated forfeitures at December 31, 2011 and 2012 were $6,256 and $54,314, respectively.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
h.
Administrative Expenses - The Company pays the majority of the Plan’s administrative expenses.  Fees recorded in the Plan for the 2011 and 2010 Plan years relate to recordkeeping fees and participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statement of Net Assets Available for Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard to clarify certain existing fair values disclosures and to require a number of additional disclosures. This standard requires expanded disclosure of Level 3 fair value measurement activity. The guidance in this standard is effective for fiscal years beginning after December 15, 2010. The Plan adopted this standard during the year ended December 31, 2011. The adoption did not have an impact on the financial statements or presentation of disclosures.

In May 2011, the FASB issued an accounting standard which converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, this standard requires additional fair value disclosures. This standard is effective for fiscal years beginning after December 15, 2011, which for the Plan will be the year ended December 31, 2012. The Plan is currently evaluating the impact of adoption of this standard on its statements of net assets and fair value measurement disclosures.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Where available, quoted market prices are used to value investments.  Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Common Stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Payment of Benefits Benefits are recorded when paid.

3.	Investments	The estimated fair market value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,	2011	2010

T. Rowe Price Stable Value Fund (common/collective trust)	$23,011,423	$19,687,068
T. Rowe Price Equity Income Fund	9,420,784	9,562,423
T. Rowe Price Blue Chip Growth Fund	8,250,907	9,035,964
T. Rowe Price Balanced Fund	8,130,767	8,130,134
Interface, Inc. Stock Fund	7,785,900	11,659,091

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
4. Fair Value Measurements
As of January 1, 2008, the Plan adopted a new accounting standard which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs to the valuation methodology include
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Interface, Inc.
Savings and Investment Plan -
Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan assets at fair value, as of December 31, 2011 and December 31, 2010, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2011
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$2,020,514	$--	$--	$2,020,514
Stock	30,587,606	--	--	30,587,606
Bond	4,675,341	--	--	4,675,341
Multi-Class	8,130,767	--	--	8,130,767
Target Date Fund	12,273,603	--	--	12,273,603
Total Mutual Funds	57,687,831	--	--	57,687,831
Interface, Inc. Stock Fund	7,785,900	--	--	7,785,900
Common/Collective Trust	--	23,011,423	--	23,011,423
Self Directed Brokerage
Common Stock	343,930	--	--	343,930
Total assets at fair value	$65,817,661	$23,011,423	$--	$88,829,084

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
As of December 31, 2010
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,586,531	$--	$--	$1,586,531
Stock	33,240,451	--	--	33,240,451
Bond	3,834,930	--	--	3,834,930
Multi-Class	8,130,134	--	--	8,130,134
Target Date Fund	10,717,629	--	--	10,717,629
Total Mutual Funds	57,509,675	--	--	57,509,675
Interface, Inc. Stock Fund	11,659,091	--	--	11,659,091
Common/Collective Trust	--	19,687,068	--	19,687,068
Self-Directed Brokerage
Common Stock	372,940	--	--	372,940
Total assets at fair value	$69,541,706	$19,687,068	$--	$89,228,774

At December 31, 2011, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

At December 31, 2011 and 2010, the Plan held 674,688 and 743,565 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants, which are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2011 and 2010 were $23,716 and $20,908, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
7.	Tax Status
On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Reconciliation of the financial statements to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500.

December 31,	2011	2010

Net assets available for benefits per the financial statements	$91,673,872	$91,925,554

Adjustment from fair value to contract value for common/collective trust	802,516	711,573

Net assets available for benefits per Form 5500	$92,476,388	$92,637,127

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements
The following is a reconciliation of the net (decrease) increase in assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500.

December 31,	2011	2010

Net (decrease) increase in assets available for benefits per the financial statements:	$(251,682)	$15,153,362

Adjustment from fair value to contract value for common/collective trust	90,943	160,166

Net (decrease) increase in assets available for benefits per Form 5500	$(160,739)	$15,313,528

10.	Nonexempt Transactions
On September 1, 2011, the Company remitted participant contributions of $347 to the Plan.  This deposit was due on April 10, 2011. The accounts of the respective participants were credited with the appropriate amount of investment income.

On August 8, 2010, the Company remitted participant contributions of $2,152 to the Plan. This deposit was due on July 14, 2010. The accounts of the respective participants were credited with the appropriate amount of investment income.

11.	Subsequent Events
On April 10, 2012, effective January 1, 2013, the Plan was amended to provide an automatic increase of one percent annually to all auto enrolled participants. The auto increase is capped at six percent.  Eligible employees that do not want to receive the automatic increase are required to elect out of the option.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 ADMINISTRATIVE COMMITTEE OF THE
                                                 INTERFACE, INC. SAVINGS AND
                                                 INVESTMENT PLAN

Date:   June 27, 2012                                        By:  /s/ Patrick C. Lynch
                                                    Patrick C. Lynch, Member

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULES

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011

		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Corrections in VFCP
Year	Check Here if Late Participant Loan Repayments are Included X
2011	$347	-	$347	-	-
2010	$2,152*	-	$2,152*	-	-

*Includes delinquent participant loan repayments.

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011
	(b)	(c)		(e)
	Identity of Issuer,	Description of	(d)	Current
(a)	Borrower, Lessor, or Similar Party	Investment	Cost**	Value
*	T.Rowe Price Settlement Fund	Uninvested Cash		$34,370

	Common Collective Trust:
*	T. Rowe Price Stable Value Fund	22,208,907 units		23,011,423

	Mutual Funds:
	Ariel Appreciation Fund	71,752 shares		2,776,785
	N&B Socially Responsible Fund	35,432 shares		871,971
	Harbor International Fund	41,022 shares		2,151,612
	Janus Overseas Fund	13,632 shares		428,323
	Munder Midcap Core GR FD Fund	83,724 shares		2,363,519
*	T. Rowe Price Equity Index 500 Fund	63,056 shares		2,136,339
*	T. Rowe Price Balanced Fund	429,291 shares		8,130,767
*	T. Rowe Price Equity Income Fund	408,534 shares		9,420,784
*	T. Rowe Price Spectrum Income Fund	279,844 shares		3,444,875
*	T. Rowe Price Blue Chip Growth Fund	213,478 shares		8,250,907
	William Blair Small Cap Growth Fund Vanguard Prime Money Market Fund	51,533 shares 2,020,514 shares		1,037,360 2,020,514
	Allianz RCM Technology Admin Fund	26,040 shares		1,129,077
	Stadion Managed Portfolio A Fund	2,384 shares		20,930
	Oppenheimer International Bond Fund	66,974 shares		415,911
	PIMCO Total Return Admin Fund	74,936 shares		814,555
*	Retirement Income Fund	5,422 shares		70,216
*	Retirement 2005 Fund	4,771 shares		53,335
*	Retirement 2010 Fund	13,720 shares		206,081
*	Retirement 2015 Fund	63,870 shares		739,620
*	Retirement 2020 Fund	162,152 shares		2,579,843
*	Retirement 2025 Fund	179,495 shares		2,078,553
*	Retirement 2030 Fund	116,193 shares		1,921,840
*	Retirement 2035 Fund	129,057 shares		1,504,801
*	Retirement 2040 Fund	81,256 shares		1,346,411
*	Retirement 2045 Fund	106,559 shares		1,175,350
*	Retirement 2050 Fund	46,443 shares		429,596
*	Retirement 2055 Fund	18,376 shares		167,956
	Total Mutual Funds			$57,687,831

	TradeLink Investments – Self-Directed Brokerage	various publicly traded equity investments		343,930

*	Interface, Inc. Stock Fund – Employer Securities	674,688 shares		7,785,900

*	Notes Receivable from Participants	1,208 loans with interest rates of 4.25 to 9.50 percent	-	3,420,666
	Total Investments			$92,284,120
	*Party-in-interest ** – The cost of participant-directed investments is not required to be disclosed.